AMEX, TSX Symbol: NG

NovaGold Starts Construction at Rock Creek Gold Mine in Alaska

  Rock Creek permits issued by State of Alaska and U.S. Army Corps of Engineers
  NovaGold Board approves start of construction. Construction underway on site
  100,000 ounces/year gold production targeted to start by mid-2007
  Regional exploration ongoing to support extension of mine life

August 22, 2006 – Vancouver, British Columbia – NovaGold Resources Inc. (TSX: NG, AMEX: NG) has received all necessary permits to begin construction at its Rock Creek gold mine located near Nome, Alaska. Gold production is expected within nine months, making it the first of NovaGold’s projects to become a producing mine.

Alaska Department of Natural Resources and U.S. Army Corps of Engineers Issue Mining Permits for Rock Creek Gold Mine

Rock Creek gold mine received its final permit from the U.S. Army Corps of Engineers late August 21st. With permits, finances and equipment in place, the NovaGold Board of Directors has approved construction, and crews will begin work immediately. Rock Creek will have minimal environmental impact and provide significant economic benefits to the local community, including the creation of 135 full-time jobs.

The Governor of Alaska said he was pleased to see the project move ahead when the State of Alaska issued their final permit. “Here is a great example of how this administration has worked with industry to permit projects that will employ Alaskans,” Governor Frank Murkowski said. “I am very happy that we have been able to issue the permits for this project and look forward to pouring first gold in about a year.”

Rick Van Nieuwenhuyse, President and CEO of NovaGold, acknowledged that developing a mine involves the effort and support of numerous stakeholders. “NovaGold acknowledges the hard work and efforts of the State of Alaska Department of Natural Resources and the U.S. Army Corps of Engineers in bringing the project to development. In addition, we acknowledge and thank our partners — the Bering Straits Native Corporation and the Sitnasuak Native Corporation — for their efforts to make this moment a reality. We also thank the Governor and State of Alaska for their Roads to Resources program, and the community of Nome for their support. NovaGold is committed to building a showcase mine that will operate with the utmost respect for the environment and the community of Nome.”

Final Mine Engineering Studies Completed and Construction Initiated

In preparation for the Board’s construction decision, independent engineering firms Norwest Corporation, Samuel Engineering, Smith Williams Consulting, AMEC E&C Services Inc. and Resource Modeling Inc. completed detailed engineering work and resource estimates on the project. Bristol Environmental Services was contracted for environmental studies and permitting.

“Starting construction at Rock Creek is a major milestone in NovaGold’s development,” said Peter Harris, Chief Operating Officer of NovaGold. “We anticipate production in mid-2007, and the Company expects a market revaluation as we make the transition from an exploration company to a gold producer. Our team has worked hard and efficiently to make this a reality. Accomplishing this goal further underscores the strength of the NovaGold team.”

The Rock Creek mine will be developed as a 7,000 tonnes-per-day conventional open-pit year-round operation, producing approximately 100,000 ounces of gold per year at estimated total cash costs of US$260-285 per ounce. Remaining capital costs are estimated at $45 million. Test work at Rock Creek has shown more than 75% of the gold is recoverable using simple and inexpensive gravity methods. When combined with flotation and cyanidation, overall gold recovery is anticipated to be 88%, with gold doré poured onsite.

The major mining equipment fleet, including the haul trucks, loaders, drills and construction materials, were staged on Company property in Nome so that construction could begin immediately upon receipt of permits and the Board’s decision. NovaGold anticipates that on-site construction will take roughly nine months. The project’s total power requirements of approximately 10 MW will be supplied from the local power utility, Nome Joint Utility System.

The engineering design and construction of the Rock Creek mine is being overseen by a team led by Doug Nicholson, Vice President and General Manager of NovaGold Alaska and Alaska Gold Company, and Ken Pohle, Project Construction Manager, along with Warren Woods, Mine Manager, and Keith Lee, Mill Manager. Members of NovaGold’s Nome operations team were instrumental in the development and operations at Kinross Gold’s large, open-pit Fort Knox and True North mines in Fairbanks, Alaska.

About Rock Creek

The Rock Creek project is located 12 km (7 miles) from the town of Nome, Alaska on 5,700 hectares (14,000 acres) of patented private land owned 100% by NovaGold and 8,100 hectares (20,000 acres) of land owned by the Bering Straits and Sitnasuak Native Corporations. NovaGold has a mining lease with Bering Straits, the first mining lease for lode gold signed with a Native Corporation under the Alaska Native Claims Settlement Act, and a Surface Use Agreement with Sitnasuak.

The project is accessed by state-maintained roads and benefits from the presence of the nearby town-site infrastructure and power. Simple mining and processing, modest capital costs and significant resource expansion potential makes Rock Creek an ideal project for NovaGold to transition from an exploration-stage company to a gold producer. The State of Alaska recently completed construction of the Glacier Creek by-pass road, a 3-mile access route that improves access from the community of Nome to beyond the Rock Creek project area. This road upgrade benefits the Rock Creek project and supports future exploration in the Nome mining district, and was completed as part of the State of Alaska’s Roads to Resources initiative.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the Toronto Stock Exchange and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

More Information and Where to Find it

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (NYSE, TSX: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

For more information about the Barrick bid contact:

Mike Brinn, Innisfree M&A Incorporated
Telephone: (212) 750-5833

For more information about NovaGold contact:

Greg Johnson, Vice President, Corporate Communications and Strategic Development
Don MacDonald, CA, Senior Vice President & CFO
Telephone: (604) 669-6227 or Toll Free 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; and other risks and uncertainties described in NovaGold’s annual report on Form 40-F for the year ended November 30, 2005 and Reports on Form 6-K filed with or furnished to the SEC and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements include statements concerning estimated production rates and amounts, recovery rates and capital and operating costs, and are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.